Placer Del Mar, Ltd.
                           302 Washington Street #351
                               San Diego, CA 92103
                                # (775) 352-3839
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                                                                   April 9, 2007

Pam Howell
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re: Registration Statement on Form SB-2
    File No. 333-127736
    Amendment Filed: February 23, 2007

Dear Ms. Howell,

Per your comment letter dated March 14, 2007, we submit the following as a part of the ninth amendment to our registration statement on Form SB-2.

EXECUTIVE COMPENSATION

1.   We have added at "Total" column to the compensation table.

2. We have provided the information required by Item 402(f) of Regulation S-B regarding the compensation of directors.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-12

3.   Our independent auditor has revised the opinion as requested.

GENERAL

4.   We have provided current consent letters.

Sincerely,


/s/ Humberto Bravo
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Humberto Bravo
President & Director